Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Corporation	Jurisdiction of Incorporation or Organization	% of Voting Securities Held at December 31, 2019

CompX Security Products Inc.	Delaware	100

CompX Marine Inc.	Delaware	100
Custom Marine Inc.	Delaware	100
JZTB Realty LLC	Wisconsin	100
Livorsi Marine Inc.	Illinois	100